## Contact

www.linkedin.com/in/joseph-desalvo-1a850547 (LinkedIn)

## Top Skills

Business Continuity
Information Security
Business Continuity Planning

# Joseph DeSalvo

Chief Security Officer at The Blackstone Group (related entity)
New York, New York, United States

## Summary

Security executive with over 20 years of experience in corporate security and a successful record leading federal law enforcement and global security programs. Accomplishments include designing, implementing, and executive management of global security programs, including physical and cyber security; incident response; investigations; fraud prevention; business continuity; crisis management; duty of care/travel security; and executive protection. Experience also includes leading anti-money laundering (AML), safety, due diligence, background screening and litigation support programs, and extensive interaction with domestic and international regulatory, intelligence and law enforcement authorities.

## Experience

### The Blackstone Group
Chief Security Officer
February 2016 - Present (8 years 5 months)
New York, NY

Joseph DeSalvo is the Chief Physical Security Officer of Blackstone with more than 20 years of experience in corporate security and investigations. Based in New York, he oversees security for Blackstone's facilities, employees and assets, business continuity, crisis management, duty of care and executive protection for all offices globally. A former FBI Special Agent, Mr. DeSalvo has held similar roles at Charles Schwab & Co., Bankers Trust Company and Iron Mountain.

### Bond
Global Head of Security and Professional Security Consulting and Services
July 2021 - Present (3 years)

Global Head of Security and Head of the Professional Security Consulting & Services Division at Bond.

Bond offers comprehensive Professional Security Consulting & Services (PSCS) including, but not limited to, a variety of expert guarding, executive protection, physical security, investigations, cyber security, threat management, business continuity and risk management services.

## GardaWorld Cash Services
### Head of U.S. Corporate Security
February 2014 - February 2016 (2 years 1 month)

I'm pleased to announce that I've accepted the head security position in the U.S. at GardaWorld Cash Services, reporting to the President & Chief Operating Officer Christopher Jamroz.

GardaWorld Cash Services is headquartered in Boca Raton, FL, and is part of the global security conglomerate GardaWorld (http://www.gardaglobal.com/).

Headquartered in Montreal, Canada, GardaWorld has risen to become one of the largest privately owned business solutions and security services providers in the world, and one of the top ten fastest-growing security companies globally. Besides cash services, GardaWorld's major businesses are protective services and aviation services (it provides national security services at 28 airports in Canada).

GardaWorld Cash Services securely manages and moves money on behalf of clients in a number of sectors, ranging from financial institutions and government to retail, restaurants and hospitality.  They also offer a full-range of cash management services, including secure logistics or armored cash transportation, cash vault services, check imaging, and ATM services.  Last month the company entered into a $1.4B 12 year contract in the U.S. with Bank of America to provide outsourced cash-vault operations in 32 locations.

## Zero Point Risk Research
### Managing Director
March 2012 - January 2014 (1 year 11 months)
Boston, MA

Company provides clients with information integrity expertise around protecting Personally Identifiable Information (PII), Intellectual Property and Trade Secrets via a group of experienced security subject matter experts made up of employees and non-employee executive research fellows (ERF) from the public and private sectors.  Mr. DeSalvo joined company in a full-time capacity (after being on its advisory board as an ERF) to build and lead a new security advisory practice in the areas of cyber security, emergency preparedness, crisis management and business continuity, and information security program assessment and design. His initial responsibilities were to design methodologies to perform security threat assessments (physical and logical), and develop advisory services for strategic security planning, particularly post crisis. He leads remediation projects for clients that have experienced a data breach, to include gap analysis, program enhancement and regulatory remediation, and security engagements involving physical and logical security program assessment and performance improvement.

## Mylan
### Chief Security Officer
August 2011 - March 2012 (8 months)
Pittsburgh, PA

Served as the Chief Security Officer for Mylan, a global generic and specialty pharmaceutical manufacturing company headquartered in Pittsburgh, PA, responsible for executive management of global security functions, to include having established strategic objectives for physical security, crisis management, business continuity management, incident response, investigations, workplace violence prevention, and shared responsibilities for data privacy and information security.

## Hillard Heintze
### SVP/Acting Chief Security Officer
May 2011 - August 2011 (4 months)

Responsible for acting as the primary lead in an engagement with Mylan to provide an acting Chief Security Officer, conduct critical infrastructure assessments at 4 flagship locations, evaluate the current security program, and establish a long term strategic plan for globalizing the security function, to include the following areas: physical security, crisis management, business continuity management, incident response, investigations, and workplace violence prevention.

## Iron Mountain
### Chief Security Officer
January 2007 - May 2011 (4 years 5 months)

Served as the Chief Security Officer for Iron Mountain, a global information management company headquartered in Boston, MA, responsible for executive management of global security functions, to include having established strategic objectives for physical security, information security/

cyber security, crisis management, business continuity management, incident response, and investigations.

Security Advisory Services
Management Consultant – Security, Business Continuity, Crisis Management
June 2003 - December 2006 (3 years 7 months)

Bank of America
Senior Compliance Risk Management Officer
April 2004 - January 2005 (10 months)

Charles Schwab
Head of Global Security/SVP
September 1999 - May 2003 (3 years 9 months)

Bankers Trust Co./Deutsche Bank
Vice President - Investigations
April 1996 - September 1999 (3 years 6 months)

FBI
Special Agent
May 1991 - April 1996 (5 years)

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# Education

Northwestern University – Kellogg School of Management
Senior Executive Leadership Program · (2008 - 2008)

Georgetown University
Executive Leadership Program · (2003 - 2003)

University of Hartford
MBA, Finance · (1989 - 1991)

State University of New York College at Plattsburgh
Bachelor's Degree, History · (1986 - 1989)